Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: November 7, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

Entercom Communications Corp.

November 7, 2017

8:45 AM EST

Transcript of Presentation at the 2017 Wells Fargo Media & Telecom Conference

Marci Ryvicker:	We’re going to get started. Thanks, everyone, for joining us. I am Marci Ryvicker, the Media Equity Analyst, and I cover Entercom Communications that I think has been the stock of focus in my universe over the past couple of weeks, because of the CBS Radio transaction. And I am very pleased to introduce David Field, CEO, and Rick Schmaeling, CFO. And I’m actually going to stop talking and hand the podium over to David, who is going to present for a little bit, and then we will open it up for Q&A. So David, thank you.

David Field:	Well, good morning, everybody. It’s great to be here today and, obviously, this is a wonderful time for us to be at this conference, given everything going on in our company.

I think everybody is probably somewhat aware of the fact that we are on the verge of our transformational merger with CBS Radio, which his expected to close, now, a week from Friday, so we’re right on the cusp of that.

Before I jump into my presentation, just a little historical context around this. This is truly a transformative merger for us, and it’s something, which, it’s a word that can be overused, but I believe that those of you who have done your work and those of you who will do your work, going forward, will see that that is truly the case here.

We have spent many years looking at all sorts of other opportunities to grow and have grown to be the fourth-largest company in the radio business. But we’ve always lacked that scale, and we’ve always coveted CBS Radio assets, which are the best in the industry.

We took a hard look at Citadel, we took a hard look at ABC Radio but ultimately passed because the asset quality, the price, and the balance sheet we would have been left with did not put us in a place where we were comfortable, and so we were disciplined enough to live to fight for this day. And I think you’re going to see why we’re so excited about what this deal does to us and to the radio industry, going forward.

Just a couple of details on the transaction. Again, we expect to close next Friday unless CBS were to extend the exchange offer, which expires on the evening of Thursday, the 16th. We’ve received Department of Justice approval; we expect FCC approval prior to closing and, again, I think we’re in good shape to go forward. And most importantly, this is an all-stock deal, which will leave us with a balance sheet under 4 times. And one of the themes we’ll come back to in this conversation this morning is the fact that some investors have, unfortunately, conflated the over-levering of iHeart and Cumulus with some sort of a fundamental issue with the radio industry, and nothing could be farther from the truth.

The fundamental business model of radio is as robust today as it’s ever been before, generating massive amounts of free cash flow and massive margins. But, like any business, too much debt can bury it, and that’s what iHeart and Cumulus are dealing with from prior management decisions. I think once those companies work through, we’re going to see a very different climate for radio and, certainly, regardless, Entercom is in a position with a clean balance sheet to be able to do all sorts of exciting things, going forward.

So let me talk a little bit about why we’re so excited. First of all, this is a map of the markets we’re going to be in, and if you take a quick scan of it, you’ll see that, essentially, it’s the top 50 markets in the United States. And Entercom and iHeart will be the two — you know, far and away, the two largest players in radio going forward. The difference between us is that iHeart will be a major player in markets under 50, and iHeart will also be — or is, I should say — a big player in the network business and in the radio rep business.

But in the top 50 markets where we want to be and where we believe that is most important from a competitive standpoint, both companies will be at rough parity in terms of their positions, going forward. And I think that’s healthy for us and healthy for the business, going forward.

We’ve identified eight separate buckets, which we believe are key drivers for how we’re going to create a tremendous amount of value, going forward, for our shareholders. And it’s largely predicated on the scale we’re going to build. You know, it’s great to be the fourth biggest player in an industry, but when you’re not, you know, but we still lack scale, and that held us back from doing a lot of things that we thought were important.

The new company will reach and engage with over 100 million Americans every single week on the radio and across our digital and other platforms, and we’ll do that with premium local content. Another point of distinction between the iHeart model and the Entercom model is — and iHeart is doing great — but they’re much more of a national company with syndicated superstar content.

And we lean much more into local premium content. Like here in New York, with 1010 WINS and The FAN, stations like that that are a 24/7 live and local with really premium content. And as a result, the new Entercom will be the number-one creator of original local audio content in the United States, which we think is important in terms of our ability to, a, engage audiences but also work with advertisers, going forward.

But let’s talk about what that scale enables us to do, and I’ll go through these very quickly and we’ll have time, perhaps, to go a little deeper on some of these later. But first, national business development. Because of our lack of scale, we have not been able to tap into the market of direct business development with major national consumer facing companies. That’s a card that iHeart has begun to play as of a few years ago, and it has been partially responsible for them having 17 straight quarters of organic revenue growth.

We believe that’s an important opportunity that has not been available to us in the past, and we will take advantage of that, going forward.

Number two, turning around CBS Radio. It’s no great secret that CBS Radio has lagged the industry significantly over the last few years. In fact, if you look at the CAGR of their top-line growth from 2013 to 2016, they have declined at about a 2% rate each year. In contrast, Entercom grew at about 2.3% over that same period of time.

CBS Radio is not broken. CBS is a wonderful company with wonderful leadership, but the radio division has suffered from a certain amount of neglect and a certain amount of lack of investment and cultural and leadership issues that go with being a division in a company, which has essentially been on the block for some time. And yet the fundamental base, the assets they have, the quality of the content, we think puts them in a place where invigorated with this combination, we’re going to see a significant turnaround, and we’ll talk more about that in a moment.

We also believe there’s a big opportunity for the radio industry. If you look at the fundamentals, and we’ll have a chance to look at these in a moment. The fundamental usage statistics of radio, they are wonderfully strong. Radio is the number-one reach medium in the United States. And at a time when advertisers are frustrated with what’s going on in the digital world, the television world, and so forth, radio is an opportunity to gain share.

And nobody is sitting here telling you that radio is not being disruptive. It is. But it’s being disruptive far less than any other medium, and the data bears that out. And its advertisers look at how to optimize their media mix. We believe there’s a strong case for arguing that 7% of the ad pie is too small a share for the number-one reach medium in America that is probably also best at connecting local audiences and engaging them and also may be the highest ROI medium in the country based upon a number of studies done by Nielsen and by others.

We are already seeing Procter and Gamble move on that. P&G, which used to spend a fortune on radio a zillion years ago had stopped using radio, by and large. And now they’re back into radio, spending tens of millions of dollars, just sort of starting now as they experiment with changing their media mix for the better.

We will be the number-one player and the unrivaled leader in sports radio. We’ll have over 40 pro teams and dozens of Division 1 colleges that will call us home. And we think that gives us an amazing opportunity to be able to drive revenues with that exclusive content and those incredibly premium audiences that crave sports. And no medium engages sports fans better than live sports talk radio.

The new company will have meaningful positions in digital events and podcasting. From day one, we’ll have over $100 million in revenue in our digital businesses. We’ll have over $100 million in our live events businesses, and we will be the number-two player in the podcasting space just behind NPR as a result of an investment we made this summer in a company called Cadence 13, one of the up-and-comers in this space combined with what we’re already doing at Entercom and what CBS Radio is already doing.

We will have $100 million in net cost synergies from the start. Those of you who may recall, when we announced the deal in February, we announced $25 million was our estimate at the time. But we went super deep. Rich Schmaeling who joined us in April is a phenomenal partner. But one of the things that Rich brings to the table, in particular, is his deep background in integration, having worked on a dozen major integrations including leading the Media General/LIN merger and leading the News Corp/Dow Jones merger.

And as a result, he led 24 CBS Radio/Entercom joint teams working with FTI, the consulting firm, to go super deep and make sure that we turned over every stone. And there will be a $100 million of net cost synergies, and that does not include an additional $30 million in cost synergies that we are going to be reinvesting in various growth aspects of the business, which we think will generate acceleration on the top line.

And, of course, we’ll have this wonderful balance sheet in this industry that has this wonderful free cash flow-generating capacity. We announced in our earnings call last week that we’ll be increasing our dividend by 20%. We announced $100 million buyback and the intention to spend roughly $30 million over the course of 2018. And we also have plenty of free cash flow available beyond that to pay down debt and look for strategic acquisitions that will be accretive.

And, finally, not listed here is data and analytics. We believe that there is a great opportunity to elevate our game and make our audiences more valuable to our customers by going deeper on building out strong data analytics and attribution capabilities. Again, something that, with our prior scale, was a marginal investment. And now, with our national scale, we think makes a ton of sense.

I’ll talk a little bit more about CBS Radio. Again, uncertainty on that platform, a minimal investment in the core product, and a culture that was, to some extent, disengaged. And we have a very detailed plan that we are putting in place, and I’ll give you one example of that. Obviously, time does not allow it to go much deeper but, actually, I’ll give you two examples.

Number one, we announced yesterday a number of management changes, bringing new leadership into several key markets and bringing in a highly energized can-do passionate team that we think will turn CBS Radio and help it accelerate as we bring in more focused culture into that team as we put the companies together.

And, number two, we identified early on that CBS radio did not do a sufficient amount of research across most of their brands. And, as a result, a number of their brands were flying blind having done no research for years and, therefore, unable to determine how best to program to maximize ratings for audience. We think that’s a high ROI investment. It’s something that we have done routinely across our platform, and it’s pretty much standard operating procedure in the business. But it was not happening at dozens and dozens of major CBS Radio brands.

We have spent the last couple of months doing a lot of research, and we’re prepared, from the get-go and the near future, to be able to roll out that information and help drive improved product, which we believe will lead to higher ratings, revenues, and cash flow.

This is not our first major acquisition. We’ve grown from a company that had 10 radio stations a couple of dozen years ago. To accompany that, has 137 or so radio stations now with a track record of success in our acquisitions. Most recently, Lincoln Financial, which we completed a couple of years ago. Similar in the sense that it was an under-achieving organization, and we were able to double the margin, albeit granted, their margins were ridiculously low and also to generate double-digit top-line growth in the second year of operation of those stations.

Now, I’m not sitting here foretelling that that’s what’s going to happen with CBS Radio, but I am showing it as an indication of our ability to jump in and make things happen quickly across new markets.

We talked about synergies before. They break down, roughly, one-third in terms of duplicative corporate overhead that we’ll eliminate at about two-thirds on the station operating line. Again, time does not allow us to go in deeper, but this was a deep, deep, granular analysis with detailed plans in order to extract these synergies over the course of the next 18 months or so.

I mentioned sports before. Nobody has ever taken a platform like this and gone to market with it. And we knew we needed a leader to take us there. We announced that we had recruited Mike Dee to join the company a few months ago. For those of you who don’t know Mike, and I suspect that’s most of you, Mike used to be the CEO of the Miami Dolphins and the San Diego Padres and before that was the Chief Operating Officer of the Boston Red Sox. Why is that important? Because Mike is senior executive in the sports world with an amazing sales and marketing pedigree, chose to join Entercom.

Why would he do that? Because Mike saw the opportunity here that nobody had done before — to go to major consumer-facing companies and offer this aggregated audience at scale across major markets and be able to drive marketing programs into that multi-billion dollar sports marketing business.

I mentioned digital being over $100 million, it’s actually $125 million business from the start, and we see strong growth potential in many facets of this business, going forward, some of which are, really, in the very early innings of their growth and development.

In the live events business, again, as I mentioned, over $100 million. Best of all, it’s attracting tens of thousands of people down to, sort of, more boutique events where we have big personalities but in money-can’t-buy kind of situations for very small audiences.

I’m going to drive through quickly through just some radio headlines for those of you wondering where is the radio industry today? Radio reaches 271 million people each week, and this is AM/FM radio, right? Making us the number-one reach medium in the United States. And if you look at Richard Branson’s quote in the upper right, it gives you a sense of why that is the case. Because people want personality, local insight, and a feeling of connection, all qualities great DJs on radio stations can share and streaming sites cannot replicate. And that is why, in a world in which music is somewhat ubiquitous, radio stations fly because there’s a lot more to it than just playing juke boxes.

Let’s look at a little more data courtesy of Nielsen. And here you can see how radio, TV, and a couple of other different, I guess, media or hardware compare in terms of their weekly reach, looking at the total population as well as millennials and baby-boomers. And what you see here is that radio remains strong with over 90% of Americans and, essentially, every demographic group tuning in on a weekly basis. And you can see TV beginning to suffer the effects of cord-cutting and other changes and disruptions that is predominantly impacting 18- to 34-year-olds, albeit beyond that.

And if you look over the past three years and here you look at again, Nielsen data from 2015, 2016, and 2017, total number of users of AM/FM radio has grown steadily as the population has grown across each of these demographics.

But here is something you probably haven’t heard before, and that is, you know, we saw Pandora imploded last week and announced some challenging numbers. But one of the things that I think has been misunderstood in the market is what exactly is the share of ear in terms of where people are spending their audio time? And nobody had really tackled that project until a couple of years ago.

Edison Media Research, which is the leading company in terms of political research but also does a tremendous amount of work across the media space. They took it upon themselves to do a study of all listening, which includes everything from AM/FM radio to Pandora and Spotify to your C’s, to your iPhone, your iTunes collection. YouTube videos, you name it.

And what they found, looking at thousands and thousands of Americans and, by the way, doing this testing on a regular basis, so this is an ongoing study that gets done continuously across the years. They found that radio has a dominant share of ear across the audio world — 9 times bigger than Pandora, and 18 times bigger than Spotify. Is Spotify growing? Yes, it’s growing. Is Pandora growing? At this point, no, Pandora is shrinking.

But what’s really happening underneath all this is a transition from recorded music consumption, right? You survey a group of people and ask how many CDs have they bought in the last few years, the answer is “not many, if any,” right? And we’re seeing a transition from how we listen to our personal music collections going on around us. Which, again, is not to say that local radio isn’t disruptive, there is a little bit of disruption, but it’s paltry compared to what’s going on in the world around us, and this data bears that out.

Here is one other statistic, which I find really interesting. People wonder, “Well, gee, what about in the connected cars? Is it different in connected cars?” So parsing out the data and looking specifically at people who own cars that are 2015, 2016s or 2017 models, right? So the most technologically updated vehicles. And what you find is, essentially, the same situation. There is no explosion or trends there in newer cars.

And so in those vehicles, listening breaks down about 54% to AM/FM radio, and about 4% for a combination of Pandora, Spotify, iHeart streaming, Apple, and whatever other streaming radio you might want to look at.

I’m going to cover a couple of more slides quickly because I want to make sure we have time for questions, but radio also has a great ROI story. We’re much cheaper than newspaper and television, and yet we deliver this wonderful ROI thanks to some great studies that have been done in recent years by Nielsen and Catalina and others. Studies that really didn’t exist until a few years ago.

And just turning to the financial side, we have built a base case looking at revenue growth of, roughly, 2% to 3%. And that is not our aspiration. We believe that we won’t be happy as a management team unless we deliver mid single-digit growth, going forward. Will we do that? We will see. But we look at the 2% to 3% growth as the base case, and think about it in terms of the fact that we have grown at a 2% or 3% clip organically between 2013 and 2016. 2017 will be an off year, right, not at that level. But we’re dealing with what Sir Martin Sorrell called a “media recession,” and maybe that’s an overstatement but it certainly has not been a great year for advertising. I should say and “advertising recession,” but it’s not been a great year for advertising, and that is not a radio issue, it is far broader than that.

And we’re also dealing with the disruption that comes from having many of our markets disrupted by the uncertainty around what stations are going to be spun out because we have been through the wringer with the Department of Justice, and that, obviously, has an impact on local people.

But putting that aside, 2% to 3% top-line growth is consistent with the historic record we had. We have an iHeart out there, which is the only company with scale that is growing top line, 17 straight quarters. And we will, for the first time, have the benefits of scale. And so whether it’s that sports opportunity, or whether it’s some of the other growth opportunities that we’ve identified here, we think that will also help drive our numbers, going forward, not to mention, obviously, what looks to be a pretty good economic climate as we look ahead.

On top of that, you’ve got the $100 million in synergies, and you’ve got — we’re in the process of repricing our credit facility, which, if it all goes well, is expected to save, roughly, $7 million a year, straight to the bottom line. We have our NOLs carried over from Entercom that we can’t use fully because of the reverse (inaudible) structure, but we’ll keep our tax rate relatively low and, of course, we’ll see what happens with tax reform. But, regardless, we’ll be at an advantage there. And we intend to target a capital return rate near the top of the peer set as we go forward.

And so last slide — if you take that 2% or 3% growth rate, and you factor in the net cost savings, going forward, we will deliver a 67% increase in free cash flow per share from where we are today to where we’ll be in 2020.

And, with that, I thank you for your attention, and I will sit down and, Marci?

Marci Ryvicker:	I’m going to start with some questions. We can go a little bit longer because we have some time in this room, and I’ll open it up to you guys. And I guess we’ve got a big piece yesterday, and one of the questions that we got, David, is how long will it take you to turn CBS Radio around on the top line. I know $40 million of synergies will be recognized in 2018; $90 million in 2019, so that’s on the cost side, but, really, we’re focused on the top line.

David Field:	Yes, look, there are a lot of little things that will come together. We expect to make an impact in the first year. I mean, I think you’ll see improvement in year one, and you’ll see acceleration in year two.

Marci Ryvicker:	Acceleration meaning less negative or actual positive growth at CBS Radio?

David Field:	We haven’t pinned it down, but I would say that we certainly would be very disappointed if we’re not growing revenues in the second year. And that’s also, certainly, a possibility in year one. We have some work to do, but we expect to see some meaningful progress in year one.

Marci Ryvicker:	And then your 2% to 3% longer-term projections in terms of revenue growth — what is embedded in that forecast in terms of the macro environment? Is that GDP acceleration? Is it GDP as it is today?

David Field:	Yes, I mean, I think it’s steady state, right? I think that we’re looking at steady state of America as it is today. Obviously, if there’s a massive recession, that would change things, but that’s status quo.

Marci Ryvicker:	And then one big topic is sports. I know you’ll be a sports powerhouse, or you are. It will be an even bigger one. Sports has been an issue for TV specifically in the networks. We get calls every day asking why NFL ratings are down. How do you view the value of sports in a radio media relative to some of the issues that we’re seeing in TV?

David Field:	Well, look, from a cost standpoint, we don’t have the same pressures that they have in the video world, right, where you have this unique turf war going on between so many different players in the video space that is causing those rights to escalate. In radio, because we are strictly — we are bidding for local radio rights. It’s a much more limited context, and so we don’t see that inflationary aspect on our bottom line.

And from the standpoint of a local medium, there’s still that wonderful local engagement that fans have with their teams. And fans enjoy — you know, even in a world in which, if you’re watching a game on TV, and those of you who are NFL fans, I think, will identify with this. You find yourself jumping over to a red zone because you’re impatient, you’re impulsive, and we live in the 21st century, and we all want it now. So I want to see touchdowns, I don’t want to see the start of the drive, I want to see the end of the drive.

Radio, what we’re really about is coming together to talk about the games, to talk about the players, to second-guess the coaches. That sport is quintessential, I think, to being a great, passionate, engaged sports fan. And that only gets bigger in a world where we’re serving up the games in different ways. But the discussion of what’s going on, I think, is as robust as it’s ever been before.

Marci Ryvicker:	I think you made mention that there are some advertisers actually coming to radio, because there have been issues in TV, and Procter and Gamble may be one of them. Can you kind of talk about that?

David Field:	Yes, look, I mean, it’s — it’s — I think if you step back, and you think about what an advertiser has to choose today, you know, TV is a great medium, and it will continue to be a great medium. But it is facing issues. Digital is terrific, and we’re in the digital business, but as we heard Marc Pritchard, Procter and Gamble’s CMO, speak to earlier this year and others have echoed, there are issues around brand safety; there are issues around brand fraud and bot networks and so forth. And there are issues around visibility and so forth. So nothing is a panacea.

And what advertisers, I think, are recognizing is they need to distribute their dollars in a way to optimize their returns and optimize that mix. What we’re asserting is that that mix is — there’s a disequilibrium right now based on the ROI of those different media, and that radio is like the catalyst, to a great extent. Up until a few years ago, there was no player in this business with scale elevating this conversation to major national advertisers. iHeart has begun that, and they have made an impact.

As a second major player, Entercom comes to the table, and you now have an industry where there are two partners that can deliver on a national basis an integrated campaign. I think there’s a real opportunity there to move and migrate advertisers to spending more on radio.

Marci Ryvicker:	Except that the major partner, I guess, is on the verge of bankruptcy. So how does that factor into your goals for the industry?

David Field:	Yes, look, I mean, I’m a big fan of what they have done. I mean, it’s amazing to me what this management team, under Bob Pittman, has done to grow and evolve that brand and that company in the face of a daunting financial challenge, right? So they’ve been able to do that despite that challenge to his — I applaud that. I think, going forward, when the inevitable occurs, and that company is restructured in a way, I really don’t see it having a fundamental difference in terms of the industry dynamic other than, again, they’ll continue to want to drive the industry because that’s good for them.

Marci Ryvicker:	Right. So one of the questions I’ve been getting especially this week is what’s the best comp? Because you don’t really have a really good public equity comp. And in my view, the only way, sort of, value used against TV. And in my positive thesis that we put out yesterday, you have a nice dividend yield at 3.5%, and I think even more important to my investment base and my clients are — the fact that leverage is going to be below 4 times.

So, Rich, can you talk about your target leverage ratio where you’re going to be post-closing, where you ultimately want to be, and what you do with all of this cash?

Richard Schmaeling:	Yes, I think that at closing we expect to be 3.5X the 3.8X total leverage. We expect to get to 3.5X our target within a year of closing. I think our intent is to stay about 3.5 times. And we’ll be — we’ll have a capital return policy that’s a little bit more shareholder-friendly than some of our other TV broadcast peers. Now, they’re in a different point in their M&A cycle than us. We see M&A opportunities, probably not the scale of a Tribute and Sinclair. So we say we have plenty of capacity to fully fund our growth initiatives and return cash to shareholders.

Marci Ryvicker:	I want to open it up for questions, because we only have a couple of minutes, at least — yes?

Unidentified Participant:	Are we waiting for a mike?

Marci Ryvicker:	Are we waiting for a mike? Yes, we are waiting for a mike, it is coming.

Unidentified Audience Member:	A couple of numbers questions. One real quick, Rich. There was a slide with a prediction — $1.23 FCF per share going to, hopefully, $2 in three years. Was the $1.23 Entercom alone?

Richard Schmaeling:	That’s 2017E, pro forma for the new tax structure.

Unidentified Audience Member:	So it’s with CBS?

Richard Schmaeling:	It’s with CBS —

Unidentified Audience Member:	Right.

Richard Schmaeling:	But it’s as adjusted for the 3D2 limitation on Entercom’s existing NOLs.

Unidentified Audience Member:	And it includes $100 million of savings.

Richard Schmaeling:	It does not.

Unidentified Audience Member:	It does not.

Richard Schmaeling:	It does not.

Unidentified Audience Member:	And the $100 million of savings — net savings — will come in over what period of time?

Richard Schmaeling:	We expect to realize that within 18 months post closing.

Unidentified Audience Member:	Okay, okay. Going back to the $100 million, doesn’t it indicate that CBS’s numbers collapse? Because the EBITDA is the same.

Richard Schmaeling:	Yes, no doubt, John, that from when the — you know, if you go back to 2016, the Entercom, on a same-station basis, grew close to 5%. And the company expected that 2017 would be a pretty good year, and it hasn’t been. Not just for Entercom but, more broadly, in the advertising, kind of, ecosystem. So, absolutely, 2017 has not panned out as we largely expected. And, unfortunately, CBS Radio has performed substantially worse, and we think there’s been a lot of disruption in that organization. Just the uncertainty of the merger, and we’re really looking forward to getting and going of our plans and reinvigorating that organization.

Unidentified Audience Member:	Pro forma shares?

Richard Schmaeling:	About 142 fully diluted.

Unidentified Audience Member:	And I think in the slide you have pro forma 17 for the savings? $470 million of EBITDA?

Richard Schmaeling:	Yes, $468 million.

Unidentified Audience Member:	Okay. If you take $468 million, and assume a 55% free cash flow conversion rate, you get more than $1.23 a share.

Richard Schmaeling:	Yes, because the $1.23 per share does not include the $100 million at all. It does not. It’s just a starting point. It’s 2017E, essentially, as reported. And then, from there, reflect the expected benefits from the transaction.

Unidentified Audience Member:	Last question — is this a great opportunity right now to upgrade talent? Because if I’m at some management level, like Cumulus or iHeart, I’m pretty worried about what’s going to happen once we come out of restructure. By the way, Marci, two companies facing bankruptcy.

Richard Schmaeling:	So we — from the very beginning, we asserted that we were going to build a best-in-class organization, right? And everybody asserts that in every deal. So it’s not unique to us. But I think that we have a culture, which does truly attract some terrific people. And your point, John, is well taken, that you have a climate around us, which doesn’t help competitively for some other folks.

We’ve now added, in addition to, I mentioned Mike Dee leading the sports practice. We were able to recruit the top up-and-coming executive at Cox Radio, who joined us a few months ago, and she’ll be playing a major role in the company. We announced just yesterday a handful of new additions to our leadership line of including Jimmy deCastro, who used to run AM/FM, who will be taking over our Chicago operation. And he’s called the “Mayor of Chicago,” and he is incredibly talented and connected and will do a phenomenal job.

And we made similar moves yesterday in Los Angeles and Denver and a handful of others, and I think you’re going to see, again, leadership and culture really matters. And it matters in every business, but it may matter more in radio than all, or certainly than most. And we spend an inordinate amount of time trying to attract the best and brightest folks and enable them to thrive in this organization. And I think that is ultimate a litmus test for whether you’re a strong organization or a want-to-be.

Unidentified Audience Member:	Thanks. I’d like to ask about long term leverage targets. I think most people in this room, media investors, are used to leveraged equity. But given the collapse in multiples across the entire traditional media spectrum, I wonder what you think about the possibility of operating at, say, 2.5 or 2, and if you’re already about cheapest EBITDA multiple in the group just hold at 7, you effectively just transfer that value from debt holders to shareholders. And it’s substantial. I think multiple points worth 25%, 30% of your stock.

Richard Schmaeling:	Yes. So you’ll see in our projections that through 2020, we expect our leverage to climb to 2.5%. That is below our target. We’re kind of hopeful that next year we get further ownership reform that allows us to make nicely accretive end market acquisitions of radio stations in top 50 markets. But so that’s part of what’s on our mind, but if those opportunities don’t come forward, you know, we may reduce that leverage target a little bit further. I don’t know if we’ll go as low as 2.5, but we hear your point.

Marci Ryvicker:	Yes.

Unidentified Audience Member:	Hi, thanks for taking my question. If you just talk about on the regulatory reform side of things, you know, what is the most meaningful to you? The eight voices test? Is there something else there and just kind of speak to the opportunity from that?

Richard Schmaeling:	Yes, I mean, in radio we’re limited by two things, right? The FCC, which basically limits us to eight radio stations in the markets we play in. And then the Department of Justice in their consideration of market concentration. We believe that there are indications that there may be some liberalization of the eight-station rule. I don’t want to go too far into the weeds, but right now we can own no more than five of those stations on FM, right?

Going forward, there’s some discussion that that may get liberalized, and you may be able to own six, seven or eight stations in FM, and that could happen next year. And, again, speculation, but it’s possible.

On the DOJ side, you know, we’ll see what happens. Our deal was essentially processed by the Department of Justice in transition to the new administration. And it wasn’t until the, you know, top of the ninth inning on our process that Makan Delrahim was finally confirmed to serve as the new head of the antitrust division. We’ll see what happens there, going forward.

Marci Ryvicker:	Any other audience questions? I have a couple. We have some time, so just to let you guys know, this session actually technically ended, but we have time. So feel free to have your meetings. You can head out. If you have more questions, you are more than welcome. We’re going to sit here until — for a little bit longer.

Share repurchase — Rich, when can you start?

Richard Schmaeling:	Immediately following closing.

Marci Ryvicker:	Okay. And how did you target the $30 million for 2018?

Richard Schmaeling:	We looked at getting, first, to our target leverage by the end of 2018, because that was the limiting constraint that kind of informed the extent of what we thought we’d buy back in 2018.

Marci Ryvicker:	So if you are lower than that target leverage, you’re free to buy back more, I guess?

Richard Schmaeling:	Yes, I think we have some freedom within the authorization to take advantage of the — if our stock dips to the level that we think is super attractive. So the $30 million through the end of 2018 was given as guidance. It’s an “about” number, and we will potentially move left or right of that, depending on market conditions.

Marci Ryvicker:	Okay. And for the interest (ph) and the dividend, how did you and the Board come up with the 20%? Was it just the flat 20%? Were you looking at a yield? Were you looking at free cash flow payout ratio?

Richard Schmaeling:	Yes, we looked at both. And, right now, that asset dividend payout ratio based on normalized free cash flow of about 25%. The yields that you call that at 3.4% is really top of our peer set, save Meredith, which is somewhat of an outlier. So if you look at the broadcast peer set, including the TV players, you know, it’s really in the upper quartile. And we think that’s an attractive place to be, and then I think, over time, our Board will look at further increasing that dividend.

Marci Ryvicker:	More questions. Sorry.

Unidentified Audience Member:	Yes, David, I’ve raised this with you forever, so I want to see if your commentary has changed at all? There’s never been a problem with listenership. That’s not the issue. The issue is pricing to the audience. The basic problem is in every market there’s three times as many radio stations as TV stations for one-third of the revenue potential. That’s not tenable. I don’t know how it changes. The question is, can it change? Should it change if Cumulus and iHeart go through a restructuring? Or do they get even more price competitive? I have no idea.

David Field:	Yes, I’m not sure I totally agree with the premise to the question, John. I would say that if you look at radio inventory versus TV inventory in a world of a zillion cable channels, and a zillion other ways to consume a video, and so forth — and digital video, and so forth. I think that you have a massive amount of video inventory out there today. Maybe, you know, and vastly more than you do in radio or audio, however you want to define it.

I think the issue we have in radio is if we drive demand, we will get significant increases in revenues, and I think that creates a healthier ecosystem. And, again, as I said before, we didn’t have, without scale and without industry advocacy, right, we were not at the table helping to elevate the conversation. And the two fundamental changes in radio right now from where we were five years ago, are you now have two players with scale, it’s a much easier, more rational business to do business with if you are a Procter and Gamble or you’re a Unilever or you are a General Motors.

And in addition to that, we now have two companies that are advocating for radio where Entercom, prospectively, will be advocating for radio in a way that we couldn’t do when we didn’t have the scale to get there. So I do think it’s changed, and I guess, really, I should make the third point is competitive environment.

You know, a few years ago, all you could talk about is how wonderful digital was and how wonderful television was, and there wasn’t a ton of oxygen left to talk about radio. Well, you know, our advertisers are more frustrated today and, again, nobody is sitting here saying digital’s not great, the TV is not great, and they’re not going to take on billions and billions of dollars. They are. All we want is our fair share, and 7% is not a fair share.

Marci Ryvicker:	Any obstacles to closing November 17th? It feels like it’s pretty much going to be a done deal.

David Field:	You know, it feels that way. I’m a little superstitious, and I don’t want to jinx anything, so we’ll just take it one day at a time and think good thoughts.

Marci Ryvicker:	And from my conversations with the FCC, they have not indicated to me that there should be an issue at approval.

David Field:	Again, there’s nothing that we’re hearing that indicates that there will be a problem.

Marci Ryvicker:	Okay. Any other questions? All right, well, you guys can stick around if you have any questions. Thank you all for coming.

Richard Schmaeling:	Thank you, everybody.

David Field:	Thank you.

* * * *

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